

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Patrick B. Costello, Esq.
DLA Piper LLP
1251 Avenue of the Americas
New York, New York
10020-1104

> **Re: Alco Stores, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2014 by VI Capital Fund, LP, et al.**
> **File No. 1-35911**

Dear Mr. Costello:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

Cover Page to the Proxy Statement, page 1

1. Refer to the first paragraph on page 1. The disclosure contained in the second and third sentences in this paragraph is repeated on page 22 in the second paragraph following the heading "Stockholder Proposals." As such disclosure appears out of context on page 1, please consider revising as appropriate.

2. Please provide support for the statements regarding "grossly underperforming stock price" and "an associated diminution of stockholder value."

Reasons for the Solicitation, page 9

3. Refer to the first bullet point on page 10 entitled "Real Estate Portfolio Management." Please expand this paragraph to clarify what is meant by the

phrase "managing the vast store real estate portfolio in a manner that maximizes operating profitability and overall stockholder value creation." Consider including examples of the "manners" that the filing persons believe portfolio management could be managed to maximize operating profitability.

4.   Refer to the second bullet point on page 10 entitled "Personal Commitment." In light of this disclosure, please advise what plan or expectations, if any, the nominees of Concerned Alco Stockholders have to acquire additional shares in the Company.

Proposal No. 1 Election of Our Nominees…, page 11

5.   Please revise the disclosure to describe more specifically the principal occupations and employment during the past five years of Messrs. Latacha, Singh, Climaco and Sarlls. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. To the extent these individuals were not employed during the past five years, please state so explicitly.

6.   Disclosure regarding Mr. Singh's and Mr. Climaco's backgrounds provides no evidence of their "experience in turning around under-performing companies over a broad array of industries." Please advise or revise.

Other Information about Our Nominees, page 15

7.   We note the disclosure on page 16 that "[t]he Fund and MPWMI reserve the right to nominate additional persons, to the extent this is not prohibited under the Bylaws or applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting." Similar to your disclosure regarding the replacement of Nominees with substitute nominees, please confirm that should the participants lawfully identify or nominate additional nominees before the meeting, the participants shall file an amended proxy statement that (1) identifies the additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2 Reimbursement…, page 17

8.   Please advise in your response letter whether reimbursement of proxy solicitation expenses requires shareholder approval under Kansas corporation law.

Voting and Proxy Procedures, page 19

9. The first sentence of the second paragraph of this section indicates that "[s]hares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted …FOR the removal, without cause, of any directors appointed by the Board without stockholder approval between the date of this Proxy Statement and the date of the Annual Meeting…" However, this does not appear to be included as a proposal on the proxy card or discussed elsewhere in the proxy statement. Similar disclosure is found in the fourth paragraph on page 20. Please advise or revise.

10. The same paragraph indicates that that "[s]hares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted… in the discretion of the persons named as proxies, on all other matters as may properly come before the Annual Meeting." While this would appear to be permitted by Exchange Act Rule 14a-4(c)(3) under certain conditions, as noted in our last comment of this letter, the disclosure here appears inconsistent with the proxy card itself, which seeks stockholder approval to grant the proxy holders discretion to vote on all matters as may properly come before the Annual Meeting. Please advise or revise.

Proxy Solicitation; Expenses, page 20

11. We note that the filing persons may solicit proxies in person, by mail, advertisement, telephone, telecopier, telegraph or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Certain Information Concerning Concerned ALCO Stockholders, page 21

12. Given the disclosure on page 21 that Mr. Geygan is a plaintiff in a derivative action brought against the Board, please revise the disclosure found in the second to last sentence in the third paragraph on page 22.

Incorporation by Reference, page 23

13. We note that the filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Exchange Act Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If the participants plan to disseminate their proxy statement prior to the distribution of the Company's proxy statement, the

participants must undertake to provide any omitted information, such as Schedule II, to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Important, page 29

14.   Paragraph 4 states that "[a]fter signing the enclosed GOLD proxy card, do not sign or return the GOLD proxy card, even as a sign of protest, because only your latest dated proxy card will be counted." Based on the statement made in paragraph 1, it would appear that the intent of paragraph 4 is to instruct stockholders not to sign or return a card received from the Company. Please advise or revise.

Proxy Card

15.   As discussed on our telephone call on May 27, 2014, please revise, if appropriate, the last paragraph of Proposal No.1 to reference the actual location where stockholders should write the names of those nominees that a stockholder does not support.

16.   Please advise why the filing persons are seeking shareholder approval for Proposal No. 3 given Exchange Act Rule 14a-4(c)(3) and the language found in the second paragraph of the proxy card, on the page immediately following the letter to stockholders and on pages 18 and 19 of the proxy statement itself.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions